SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities and Exchange Act of 1934
Pixelworks, Inc

(Name of Issuer)
Common Stock

(Title of Class of Securities)
72581M305

(CUSIP Number)
June 1, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
This Schedule is filed pursuant to Rule 13d-1(b)
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	72581M305

1	NAME OF REPORTING PERSON Seligman Spectrum Focus (Master) Fund S.S. or I.R.S. Identification No. of Above Person IRS No. 98-0498128

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massasschutes

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		747,857

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

747,857

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

747,857

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.49%

12	TYPE OF REPORTING PERSON

CO

1(a) Name of Issuer:	Pixelworks, Inc

1(b) Address of Issuer’s Principal Executive Offices:	224 Airport Parkway Suite 400 San Jose, CA 95110

2(a) Name of Person Filing: (“FOCUS FUND”)	Seligman Spectrum Focus (Master) Fund

2(b) Address of Principal Business Office:	P.O. Box 309 Ugland House, South Church Street George Town, Grand Cayman KY1-1104,

2(c) Citizenship:	Cayman Islands

2(d) Title of Class of Securities:	Common Stock

2(e) Cusip Number:	72581M305
3	This statement is being filed pursuant to §§240.13d-1(c).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable
8	Identification and Classification of Members of the Group:
Not Applicable
9	Notice of Dissolution of Group:
Not Applicable
10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 9, 2011

Seligman Spectrum Focus (Master) Fund
By:	/s/ Eric Brandt
	Name:	Eric Brandt
	Title:	Authorized Person